Exhibit 1

March 12, 2020

Charles Leykum

CSL Capital Management, L.P.

700 Louisiana Street

Suite 2700

Houston, TX 77002

Re:	Equity Ownership Position in Ranger Energy Services, Inc. (“Ranger”)

Dear Charlie:

Reference is made to the offer letter presented by CSL Capital Management, L.P. (“CSL”) to the board of directors of Ranger on or about the date hereof (the “Offer Letter”) in connection with the take-private proposal by CSL with respect to Ranger (the “Pro posed Transaction”). References made herein to “we,” “us,” “our” and the like are with respect to T. Rowe Price Associates, Inc., on behalf of funds and accounts we advise that hold equity in Ranger (the “T. Rowe Price Investors”).

Founded in 1937, T. Rowe Price Group is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. As of December 31, 2019, the organization held $1.21 trillion of assets under management.

Subject in all respects to (i) the nonbinding nature of this letter as set forth in the final paragraph below, (ii) our review and approval, in our sole discretion, of the Transaction Terms (as hereinafter defined), (iii) the Proposed Transaction being conditioned upon the approval of an independent special committee of the Ranger board of directors and the informed approval of a majority of disinterested Ranger stockholders, and (iv) general market conditions, please let this letter confirm our current intention to support the Proposed Transaction by waiving the right to receive cash in the Proposed Transaction and instead rolling over the equity in Ranger held by the T. Rowe Price Investors (approximately 1 .3 million shares in aggregate) as part of the Proposed Transaction.

The foregoing is subject, among other things, to the T. Rowe Price Investors’ review and approval of the structure of the Proposed Transaction and the terms and conditions of all definitive documentation relating thereto (including, in each case, the rollover of the T. Rowe Price Investors’ equity in Ranger) (the foregoing, collectively, the “Transaction Terms”).

While we are supportive of the Proposed Transaction, it is not our intention, and CSL agrees that it is not its intention, that this letter, or any actions of us or the T. Rowe Price Investors or of CSL or its affiliates with respect hereto, be, or be deemed to constitute, a legally binding or enforceable obligation on us or any of the T. Rowe Price Investors. No agreement shall exist or be deemed to exist and no legally binding or enforceable obligation with respect to the Proposed Transaction shall exist or be deemed to exist except upon the execution and delivery of definitive documentation with respect thereto and the rights and obligations of us, the T. Rowe Price Investors and CSL shall be governed solely by such documentation. Accordingly, we reserve the right, on behalf of the T. Rowe Price Investors, to withdraw our support of the Proposed Transaction as stated herein at any time and for any reason or for no reason and the decision to so withdraw shall not be subject to legal challenge by CSL, its affiliates or any other person. The contents of this letter are solely for the benefit of the parties referenced herein, and this letter is not intended to, and does not, confer upon any person other than such parties any benefits, rights or remedies under or by reason of, or any rights to enforce any matters set forth herein.

Best,

T. Rowe Price Associates, Inc., as investment adviser on behalf of certain funds and accounts

By:	/s/ David Wagner
Name:	David Wagner
Title:	Vice President